July 13, 2007

Larry Spirgel
Mail Stop 3720
Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:	Amendment #3 to Freedom Financial Holdings, Inc.
Registration Statement on Form SB-2
Filed July 13, 2007
File No. 333-140538

Dear Mr. Spirgel:

Enclosed is a copy of Amendment No. 3 to the Registration Statement on Form SB-2 (the "Registration Statement") of Freedom Financial Holdings, Inc. (the "Company").

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated June 8, 2007 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and have been reproduced in this letter. The answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

The page numbers referenced in this letter relate to the information set forth in the hard copy version marked to show changes of the Registration Statement as delivered by courtesy copy and may not directly correspond to the unmarked or Edgar versions thereof.

Capitalized terms used but not otherwise defined herein have the meanings attributed to them in the Registration Statement.

1.	Please update your financial statements in your next amendment to Form SB-2. Refer to Item 310 (g) of Regulation S-B.

1.	The financial statements have been updated to meet the requirements of Item 310(g) of Regulation S-B.

Prospectus Summary, page 2

2.
Review this section to disclose the percentage of your outstanding common stock that all shares (not only currently issued and outstanding shares) being offered by selling shareholders would represent following the offering. See our prior comment 3. In addition, your statement that the sale of the 1,720,313 shares by the selling shareholders will not affect the number of shares outstanding is not correct since 1,397,812 of the total will be newly issued shares upon the exercise of the warrants. Please revise accordingly.

2.
Response: We have amended the prospectus with respect to the 1,397,812 shares underlying the warrants. The Company will not register the 1,397,812 shares which underlie the warrants at this time. As such, the selling shareholders will only be offering 322,501 shares of common stock. Accordingly, the language in the prospectus which describes the percentages of outstanding common stock that is being offered by selling shareholders appears on pages 2 and 78 and is as follows:

If the minimum number of shares is sold, the 322,501 shares being offered by selling security holders will represent approximately 8% of the total shares outstanding. If the maximum number of shares is sold, the 322,501 shares being offered by the selling security holders will represent approximately 6.2% of the total shares outstanding.

Legal Proceedings, page 26

3.	Clarify whether the lawsuit is a class action lawsuit filed by 22 plaintiffs.

3.
Response: The lawsuit is not a class action. We have amended the prospectus to include the suggestions of comment 3. The amendment is incorporated on page 26 of the enclosed word document. Additionally, the amended language is as follows:

On November 28, 2006 a complaint was filed in the Court of Common Pleas, Cuyahoga County Justice Center in the State of Ohio in which FFMC was named as defendant. There are 22 named plaintiffs in the action. The lawsuit is not a class action. The complaint alleges violations of the Telephone Consumer Protection Act of 1991 which prohibits the transmission of unsolicited facsimiles for advertisement.

Business of the Company, page 40

Sale of Loans and Servicing Rights, page 50

4.	Define the term “flow basis” and provide an example of how the sale of loans on that basis works, in practice.

4.
Response: We have amended the prospectus to define the term “flow basis” and include the suggestions of comment 4. The amendment is incorporated on page 50 of the enclosed word document. Additionally, the amended language is as follows:

We will sell loans on a “flow basis” meaning that each loan is sold individually to the investor that approved the loan for closing. The individual loan is delivered for purchase to the approving investor within three days of the loan closing. These approved investors are large national banks, thrifts and smaller banks, real estate investment trusts and other institutional loan buyers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Liquidity and Capital Resources, page 57

5.
We note your discussion of the new warehouse line of credit and your line of credit discussed on pages 59 and 60, respectively. Please expand this section to summarize the material terms of other lines of credit, including the interest rate, repayment terms, events of default, covenants, etc.

5.
Response: The section on Liquidity and Capital Resources has been expanded to include a summary of the material terms of the lines of credit of the Company. The amendments are incorporated on pages 64-65 of the enclosed word document. Additionally, the amended language is as follows:

•	A summary of Terms of the WLOC as described in the Master Treasury Management Services Agreement and exhibits are as follows:

(a)	Base rate is based on Libor plus 2.99%.

(b)	Transaction fees are $175 per loan.

(c)
Company agrees to only utilize the Services for its own internal and proper business proposes and will not sell, lease or otherwise provide, directly or indirectly, any of the Services or any portion thereof to any third party, except specifically authorized.

(d)
Company agrees to maintain available funds on deposit at all times in the accounts sufficient in amount to cover in full all outgoing funds transfers in connection with the services rendered. In the event of Default and in addition to any other remedies available to the Lender the Lender may terminate this agreement and have no further obligation to provide further services.

•
On January 29, 2007, management secured a line of credit in the amount of $200,000 from Tower Bank which is collateralized by the equity in the building purchased on October 9, 2006. A summary of terms of the LOC as described in the agreement are as follows:

(a)	Initial interest rate is 8.5% (Prime plus .25%) calculated daily

(b)	LOC is an open revolving account in which funds may be deposited or withdrawn on any business day.

(c)	Payment is interest only

(d)	LOC agreement matures on March 01,2008

(e)	Company will supply Tower Bank with:

•	Notice of Claims or litigation

•	Maintain financial records according to GAAP

•	Annual and Interim Financial statements

•	Tax Returns

•	Maintain proper and required insurance coverage

•
On April 27, 2007 the Company secured a line of credit in the amount of $300,000 from Robert W. Carteaux. A summary of the terms of the line of credit as described in the agreement are as follows: principal and a flat 10% of the outstanding principal will be paid upon the close of the Company Offering. As of the date of this prospectus Carteaux has advanced $300,000 to the Company and the Company has not repaid any principal to Carteaux.

Exhibit 5.1: Legal Opinion

6.
We note the qualification of your legality opinion indicating that the firm only has members “admitted to the practice of law in the State of California….” Please delete this qualification or make clear that although the firm only has members admitted to the practice of law in California, the firm is qualified to render a legality opinion for the company under the laws of Maryland.

6.	Response: The legal opinion has been amended to include the suggestions of comment 6. A copy of the amended opinion has been included for your review.

Exhibit 10.57: Master Treasury Services Agreement

7.
We note that the parties refer to a Software Addendum, Product Guides, and a Master Selection Sheet in the preamble to the Master Treasury Management Services Agreement. Please file the Software Addendum, Product Guides, and form of Master Selection Sheet as exhibits with your next amendment to the registration statement. Furthermore, confirm that these agreements and exhibits are the only documents governing the company’s revolving credit facility with National City.

7.
Response: The Software Addendum has been filed as Exhibit 10.57(a) and a copy is included for your review. The Product Guide has been filed as Exhibit 10.57(b) and a copy is included for your review. Although it is mentioned in the preamble to the Master Treasury Services Agreement, the Company did not receive or fill out a Master Selection Sheet. National City has informed the Company that it no longer uses the Master Selection Sheet. The Software Addendum and the Product Guide, along with the Master Treasury Services Agreement are the only documents governing the Company’s revolving credit facility with National City.

Aside from making amendments to the prospectus in response to the comments and suggestions posed by your office in the comment letter dated June 8, 2007, the Company has made additional modifications to the prospectus. The Company and the Underwriter have decided to raise the maximum offering from 718,750 shares to 1,500,000 shares and thus raise a maximum of $3,000,000. Additionally, the prospectus no longer seeks to register any of the 1,397,812 shares of common stock which underlie outstanding warrants. As such, the number of shares being offered by selling security holders has been reduced from 1,720,313 shares to 322,501 shares. Further, the Company amended a contract which resulted in the cancellation of 148,483 shares of common stock which were issued in January 2007.

If you would like further explanation of the contents of this letter, please feel free to call us at (858) 566-7010.

Very Truly Yours,

/s/
Kristin Lund, Esq.